UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 14, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On February 14, 2018, the Credit Suisse Earnings Release 4Q17 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Differences between Group and Bank” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2016 (Credit Suisse 2016 20-F) filed with the SEC on March 24, 2017, the Group’s financial report for the first quarter of 2017 (Credit Suisse Financial Report 1Q17), filed with the SEC on Form 6-K on May 4, 2017, the Group’s financial report for the second quarter of 2017 (Credit Suisse Financial Report 2Q17), filed with the SEC on Form 6-K on July 28, 2017 and the Group’s financial report for the third quarter of 2017 (Credit Suisse Financial Report 3Q17), filed with the SEC on Form 6-K on November 2, 2017 and the Group’s earnings release for the fourth quarter of 2017 (Credit Suisse Earnings Release 2017), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and twelve months ended December 31, 2017. The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2016 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to (i) financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and (ii) hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	4Q17	4Q16	4Q17	4Q16	2017	2016	2017	2016
Statements of operations (CHF million)
Net revenues	5,251	5,246	5,189	5,181	20,965	20,393	20,900	20,323
Total operating expenses	5,055	7,374	5,005	7,309	19,202	22,630	18,897	22,337
Income/(loss) before taxes	153	(2,203)	141	(2,203)	1,553	(2,489)	1,793	(2,266)
Net loss	(2,110)	(2,662)	(2,093)	(2,617)	(1,228)	(2,889)	(948)	(2,707)
Net loss attributable to shareholders	(2,134)	(2,659)	(2,126)	(2,619)	(1,255)	(2,883)	(983)	(2,710)
Comparison of consolidated balance sheets
	Bank		Group
end of	4Q17	4Q16	4Q17	4Q16
Balance sheet statistics (CHF million)
Total assets	798,372	822,065	796,289	819,861
Total liabilities	754,822	778,207	754,100	777,550

Capitalization and indebtedness
	Bank		Group
end of	4Q17	4Q16	4Q17	4Q16
Capitalization and indebtedness (CHF million)
Due to banks	15,411	22,800	15,413	22,800
Customer deposits	362,303	357,224	361,162	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,016	26,496	33,016
Long-term debt	172,042	192,495	173,032	193,315
Other liabilities	178,570	172,672	177,997	172,586
Total liabilities	754,822	778,207	754,100	777,550
Total equity	43,550	43,858	42,189	42,311
Total capitalization and indebtedness	798,372	822,065	796,289	819,861
BIS capital metrics
	Bank		Group
end of	4Q17	4Q16	4Q17	4Q16
Capital and risk-weighted assets (CHF million)
CET1 capital	38,433	37,356	36,711	36,576
Tier 1 capital	52,378	48,888	51,482	48,865
Total eligible capital	57,592	55,802	56,696	55,728
Risk-weighted assets	272,720	270,653	272,815	271,372
Capital ratios (%)
CET1 ratio	14.1	13.8	13.5	13.5
Tier 1 ratio	19.2	18.1	18.9	18.0
Total capital ratio	21.1	20.6	20.8	20.5

Selected financial data – Bank
Condensed consolidated statements of operations
in	4Q17	4Q16	% change	2017	2016	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,141	3,810	9	17,061	17,375	(2)
Interest expense	(2,545)	(2,180)	17	(10,369)	(9,781)	6
Net interest income	1,596	1,630	(2)	6,692	7,594	(12)
Commissions and fees	3,075	2,913	6	11,672	10,938	7
Trading revenues	208	324	(36)	1,300	371	250
Other revenues	372	379	(2)	1,301	1,490	(13)
Net revenues	5,251	5,246	0	20,965	20,393	3
Provision for credit losses	43	75	(43)	210	252	(17)
Compensation and benefits	2,410	2,739	(12)	9,964	10,777	(8)
General and administrative expenses	2,137	4,186	(49)	7,413	9,885	(25)
Commission expenses	364	394	(8)	1,429	1,455	(2)
Restructuring expenses	144	55	162	396	513	(23)
Total other operating expenses	2,645	4,635	(43)	9,238	11,853	(22)
Total operating expenses	5,055	7,374	(31)	19,202	22,630	(15)
Income/(loss) before taxes	153	(2,203)	–	1,553	(2,489)	–
Income tax expense	2,263	459	393	2,781	400	–
Net loss	(2,110)	(2,662)	(21)	(1,228)	(2,889)	(57)
Net income/(loss) attributable to noncontrolling interests	24	(3)	–	27	(6)	–
Net loss attributable to shareholders	(2,134)	(2,659)	(20)	(1,255)	(2,883)	(56)

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	4Q17	4Q16	% change
Assets (CHF million)
Cash and due from banks	109,510	121,066	(10)
Interest-bearing deposits with banks	721	767	(6)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	115,346	134,839	(14)
Securities received as collateral	38,074	32,564	17
Trading assets	156,774	165,392	(5)
Investment securities	2,189	2,486	(12)
Other investments	5,893	6,717	(12)
Net loans	283,237	278,960	2
Premises and equipment	4,445	4,666	(5)
Goodwill	4,036	4,189	(4)
Other intangible assets	223	213	5
Brokerage receivables	46,968	33,431	40
Other assets	30,956	36,775	(16)
Total assets	798,372	822,065	(3)
Liabilities and equity (CHF million)
Due to banks	15,411	22,800	(32)
Customer deposits	362,303	357,224	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,016	(20)
Obligation to return securities received as collateral	38,074	32,564	17
Trading liabilities	39,132	44,952	(13)
Short-term borrowings	26,378	15,385	71
Long-term debt	172,042	192,495	(11)
Brokerage payables	43,303	39,852	9
Other liabilities	31,683	39,919	(21)
Total liabilities	754,822	778,207	(3)
Total shareholder's equity	42,670	42,789	0
Noncontrolling interests	880	1,069	(18)
Total equity	43,550	43,858	(1)

Total liabilities and equity	798,372	822,065	(3)
BIS statistics (Basel III)
end of	4Q17	4Q16	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	38,433	37,356	3
Tier 1 capital	52,378	48,888	7
Total eligible capital	57,592	55,802	3
Capital ratios (%)
CET1 ratio	14.1	13.8	–
Tier 1 ratio	19.2	18.1	–
Total capital ratio	21.1	20.6	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q17

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)
Date: February 14, 2018
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer